Exhibit (a)(5)(ii)

PRESS RELEASE	SOURCE:	First Trust Strategic High Income Fund II

FIRST TRUST STRATEGIC HIGH INCOME FUND II ANNOUNCES COMMENCEMENT OF TENDER OFFER

WHEATON, IL - (BUSINESS WIRE) – August 29, 2017 - First Trust Strategic High Income Fund II (NYSE: FHY) (the “Fund”) today commenced a tender offer.

As previously announced, the Fund will purchase up to 15% of its outstanding common shares for cash at a price per share equal to 98% of the net asset value per share as determined as of the close of the regular trading session of the NYSE on September 29, 2017, or if the offer is extended, as determined by of the close of the regular trading session of the NYSE on the next trading day after the day to which the offer is extended (in each case, the “Valuation Date”). The tender offer will expire on September 28, 2017 at 5:00 p.m. Eastern time, or on such later date to which the offer is extended.

Additional terms and conditions of the tender offer are set forth in the Fund’s tender offer materials, which will be distributed to shareholders. If the amount of the Fund’s outstanding common shares that is tendered exceeds the maximum amount of its offer, the Fund will purchase shares from tendering shareholders on a pro rata basis. Accordingly, there is no assurance that the Fund will purchase all of a shareholder’s tendered shares.

Completion of the tender offer is subject to the satisfaction of certain customary conditions, as described in the tender offer materials, and there can be no assurance such conditions will be satisfied. In addition, under certain circumstances, the Fund may terminate or abandon the tender offer, as described in the tender offer materials, and there can be no assurance such circumstances will not arise.

The Fund is a diversified, closed-end management investment company that seeks to provide a high level of current income. As a secondary objective, the Fund seeks to provide capital growth.

First Trust Advisors L.P., the Fund's investment advisor, along with its affiliate, First Trust Portfolios L.P., are privately-held companies which provide a variety of investment services, including asset management and financial advisory services, with collective assets under management or supervision of approximately $107 billion as of July 31, 2017 through unit investment trusts, exchange-traded funds, closed-end funds, mutual funds and separate managed accounts.

Brookfield Investment Management, Inc. ("Brookfield") serves as the Fund's investment sub-advisor. Brookfield is a wholly-owned subsidiary of Brookfield Asset Management, a global alternative asset manager with over $250 billion in assets under management as of June 30, 2017. Brookfield Asset Management has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield Asset Management’s public market activities are conducted by Brookfield, a registered investment advisor, with over $15.4 billion of assets under management as of June 30, 2017.

TENDER OFFER STATEMENT

This press release does not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction. The tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Common shareholders of the Fund should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer. The offer to purchase and related letter of transmittal are available free of charge at http://www.sec.gov and from the Fund by calling Georgeson LLC, the Fund’s information agent for the tender offer, at: (800) 509-0984.

FORWARD-LOOKING STATEMENTS

Certain statements made in this press release are forward-looking statements. Actual results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Completion of the tender offer is subject to satisfaction of conditions, and there can be no assurance such conditions will be satisfied. Also, there are circumstances under which the tender offer may be terminated/abandoned, and there can be no assurance such circumstances do not arise.

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CONTACT: Jeff Margolin – (630) 765-7643

SOURCE: First Trust Strategic High Income Fund II